FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

COMPAÑIA CERVECERIAS UNIDAS S.A. REPORTS CONSOLIDATED

SECOND QUARTER 2002 AND YEAR TO DATE RESULTS

SECOND QUARTER

Consolidated

Revenues Down 8.1%, Operating Income Down 48.4%, EBITDA(1) Down 2.3%,

Net Income Down to US$ (0.06) per ADR

Chilean Operation

Revenues Up 0.4%, Operating Income Down 1.3%, EBITDA(1) Up 4.2%

YEAR TO DATE

Consolidated

Revenues Down 6.4%, Operating Income Down 11.5%, EBITDA(1) Down 3.2%,

Net Income Down 71.4% to US$ 0,18 per ADR

Chilean Operation

Revenues Up 3.2%, Operating Income Up 6.7%, EBITDA(1) Up 6.3%

(Santiago, Chile, August 9, 2002) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the second quarter and six-month period ended June 30, 2002. All US$ figures are based on the exchange rate effective June 30, 2002 (US$ 1.00 = Ch$ 688.05).
COMMENTS FROM THE CEO

During the second quarter, consolidated EBITDA decreased 2.3%; consolidated operating income decreased 48.4% as a consequence of 8.1% lower revenues, despite a 5.1% decrease in cost of goods sold and 9.6% lower SG&A. These results are a consequence of the negative performance of our Argentine beer business, which continues to suffer from the economic crisis as well as from the accounting standards used to consolidate its operations under Chilean GAAP.

Our Chilean operations, the main income source for the Company, generated during Q2'02 a 4.2% higher EBITDA than the same period last year, despite a continuing stagnated consumption. Operating income decreased slightly, 1.3% in relation to Q2'02, as a consequence of a 1.3% increase in cost of goods sold, despite 0.4% higher revenues and 0.5% lower SG&A.

Argentine beer segment, which represents 17.6% of CCU's consolidated assets, had a Ch$771 million (US$1.1 million) lower operating income under Chilean GAAP compared to the same quarter last year. However, when expressed under Argentine GAAP and local currency, beer Argentina's operating income decreased by A$ 0.7 million (Ch$157 million or US$0.2 million) in Q2'02.

Lower net income is also explained by the devaluation of the Argentine peso that had an impact of Ch$696 million (US$1.0 million) and a Ch$990 million (US$1.4 million) higher income tax provision.

Consistent with the goal of improving our presence in the premium beer market, during May CCU acquired a 50% stake in Compañía Cervecera Kunstmann S.A., a microbrewery located in the southern city of Valdivia. Cervecera Kunstmann produces three premium beer brands with an estimated market share of 0.4%.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q2'02 Total revenues decreased 8.1% to Ch$67,413 million (US$98.0 million) as a result of 6.7% lower average prices and a 0.9% decrease in consolidated volumes. Average price decrease is explained by 60.2% and 10.9% lower prices in beer Argentina -under Chilean GAAP due to the devaluation of the Argentine peso- and domestic wine. Consolidated volumes decrease is explained by declines of 4.0% and 7.6% in beer Chile and soft drinks respectively which were partially offset by growths of 20.2% and 11.3% in domestic and export wines, 25.0% in nectars and 4.3% in mineral water.

YTD Accumulated revenues decreased 6.4% and amounted to Ch$160,588 million (US$233.4 million).

Revenues by Segment
	Q2 (US$MM)
	2001		2002		% Chg.
Beer - Chile	33.8	31.7%	32.6	33.3%	-3.5%
Beer - Argentina	13.8	12.9%	5.5	5.6%	-60.2%
Soft Drinks & Mineral Water	32.6	30.6%	31.4	32.0%	-3.6%
Wine	26.4	24.7%	28.5	29.0%	8.0%
Others	0.0	0.0%	0.1	0.1%	29.4%
TOTAL	106.6	100.0%	98.0	100.0%	-8.1%
	Year to Date (US$MM)
	2001		2002		% Chg.
Beer - Chile	91.0	36.5%	92.9	39.8%	2.1%
Beer - Argentina	38.1	15.3%	16.5	7.1%	-56.7%
Soft Drinks & Mineral Water	76.9	30.9%	75.8	32.5%	-1.4%
Wine	42.9	17.2%	48.0	20.6%	12.0%
Others	0.3	0.1%	0.1	0.1%	-58.7%
TOTAL	249.2	100.0%	233.4	100.0%	-6.4%

Please note that until 2001 cost of freight from the warehouse to the customer was directly deducted from revenues. Since this year cost of freight is consider part of SG&A and 2001 figures have been restated using the same criteria.

GROSS PROFIT

Q2'02 Decreased 11.7% to Ch$29,913 million (US$43.5 million) as a result of lower revenues. Cost of goods sold decreased by 5.1% to Ch$37,500 million (US$54.5 million) but it increased as a percentage of sales mainly due to the Argentine beer division. Consolidated gross margin decreased by 1.8 percentage points to 44.4%.

YTD Decreased 9.2% to Ch$81,618million (US$118.6 million) and consolidated gross margin decreased by 1.6 percentage points to 50.8%.

OPERATING RESULTS

Q2'02 Decreased 48.4% to Ch$919 million (US$1.3 million) due to a 11.7% lower gross profit despite 9.6% lower SG&A. Selling General & Administrative Expenses decreased from Ch$32,088 million (US$46.6 million) in Q2'01 to Ch$28,994 million (US$42.1 million) mainly as a result of lower SG&A in the Argentine and Chilean beer divisions, as well as in the soft drink segment, partially compensated by higher SG&A in the wine segment. Consolidated operating margin for the period decreased from 2.4% to 1.4%.

YTD Decreased 11.5% to Ch$17,546million (US$25.5 million). Operating margin decreased by 0.6 percentage points to 10.9%.

Q2 Operating Income and Operating Margin by Segment
		Q2		Q2
	Operating Income (US$ million)			Operating Margin
	2001	2002	% Chg	2001	2002
Beer - Chile	2.0	1.5	-23.7%	5.9%	4.7%
Beer - Argentina	-4.6	-5.8	-24.1%	-33.6%	-105.0%
Soft Drinks & Mineral Water	0.4	0.2	-48.7%	1.1%	0.6%
Wine	4.2	4.9	16.8%	15.8%	17.1%
Others	0.7	0.5	-26.3%	17.9%	13.7%
TOTAL	2.6	1.3	-48.4%	2.4%	1.4%

Year to Date Operating Income and Operating Margin by Segment
	Year to Date			Year to Date
	Operating Income (US$ million)			Operating Margin
	2001	2002	%Chg	2001	2002
Beer - Chile	17.9	19.0	6.0%	19.7%	20.5%
Beer - Argentina	-3.3	-8.6	-164.3%	-8.6%	-52.2%
Soft Drinks & Mineral Water	7.1	7.5	4.5%	9.3%	9.8%
Wine	5.5	6.2	11.1%	12.9%	12.8%
Others	1.5	1.5	1.5%	14.5%	16.7%
TOTAL	28.8	25.5	-11.5%	11.6%	10.9%

EBITDA RESULT

Q2'02 EBITDA decreased by 2.3% to Ch$11,577million (US$16.8 million) while consolidated EBITDA margin for the period increased by 1.0 percentage points to 17.2%.

YTD Amounted to Ch$38,459 million (US$55.9 million), 3.2% lower than the same period for 2001. Consolidated EBITDA margin increased by 0.8 percentage points reaching 23.9%.

Q2 EBITDA and EBITDA Margin by Segment
		Q2		Q2
	EBITDA (US$ million)			EBITDA margin
	2001	2002	% Chg	2001	2002
Beer - Chile	7.8	7.9	1.9%	23.0%	24.3%
Beer - Argentina	-0.8	-2.0	-145.4%	-6.0%	-37.0%
Soft Drinks & Mineral Water	4.2	4.2	0.0%	12.9%	13.4%
Wine	4.9	5.7	16.5%	18.6%	20.0%
Others	1.2	1.0	-13.1%	28.8%	26.0%
TOTAL	17.2	16.8	-2.3%	16.2%	17.2%

Year to Date EBITDA and EBITDA Margin by Segment
	Year to Date			Year to Date
	EBITDA (US$ million)			EBITDA margin
	2001	2002	% Chg	2001	2002
Beer - Chile	29.6	31.5	6.3%	32.5%	33.9%
Beer - Argentina	4.0	-1.3	NM	10.4%	-7.8%
Soft Drinks & Mineral Water	14.8	15.6	5.2%	19.3%	20.6%
Wine	7.0	7.7	9.2%	16.4%	15.9%
Others	2.4	2.5	3.4%	23.5%	27.3%
TOTAL	57.8	55.9	-3.3%	23.2%	23.9%

NON-OPERATING RESULTS

Q2'02 Decreased to a loss of Ch$1,361 million (US$2.0 million) from a loss of a Ch$815 million (US$1.2 million) in Q2'01. The decrease in non-operating results is mainly explained by:

    Price level restatement decreased from Ch$82 million (US$0.1 million) gain to a Ch$587 million (US$0.9 million) loss in Q2'02. This loss is mainly explained by Ch$696 million (US$1.0 million) loss on CCU Argentina's monetary assets in Argentine pesos exposed to the devaluation.

    Equity in net income of related companies decreased from Ch$898 million (US$1.3 million) gain in Q2'01 to Ch$331 million (US$0.5 million) gain in Q2'02 explained by the lower result of the Croatian brewery Karlovacka Pivovara during Q2'02.

These negative effects were partially compensated by:

    Net other non-operating expenses which decreased from Ch$694 million (US$1.0 million) in Q2'01 to Ch$21 million (US$0.0 million) this quarter mainly due to lower severance payments during Q2'02.

YTD Amounted to a Ch$4,214 million (US$6.1 million) loss versus a Ch$12,559 million (US$18.3 million) gain during the same period in 2001.

NET INCOME

Q2'02 Decreased by Ch$2,502 million (US$3.6 million) to a loss of Ch$2,732 million (US$4.0 million) as a result of a lower operating income. lower non-operating result and a higher income tax provision. Income tax provision increased by Ch$990 million (US$1.4 million) when compared with last year, due to the Chilean peso depreciation during the quarter.

YTD Decreased 71.4% to Ch$8,022 million (US$11.7 million) due to 11.5% lower operating results, a decrease of Ch$16,773 million (US$24.4 million) in non-operating results and Ch$1,510 million (US$ 2.2 million) higher income tax provision.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from the core beverage products and to those derived from the sale of other non-core products. The results of the Company's plastic packaging division have been included in the "Others" business segment. In this segment, the "Other products" line corresponds to inter-company sales. Corporate overhead expenses have been allocated pro rata to the individual business segments based on volume sales, number of employees and certain allocations for minority participation.

(** Note: the comments below regarding volumes and pricing refer to Q2'02.)

BEER CHILE

Revenues decreased by 3.5% to Ch$22,435 million (US$32.6 million), as a result of a 4.0% decrease in volumes partially offset by 0.5% higher average prices from a price increase carried out in September 2001.

Operating Income decreased by 23.7% to Ch$1,047 million (US$1.5 million) mainly as the result of lower revenues and higher cost of goods sold as a percentage of sales. Cost of goods sold decreased 1.2% to Ch$11,469 million (US$16.7 million), representing 51.1% of sales, that is 1.2 percentage points higher than Q2'01, mainly due to higher depreciation partially compensated by lower raw material costs. SG&A decreased by 3.5% to Ch$9,919 million (US$ 14.4 million) mainly as a result of lower salaries. Operating margin decreased from 5.9% to 4.7%.

EBITDA Operating cash generation increased by 1.9% to Ch$5,459 million (US$7.9 million), while EBITDA margin increased 1.3 percentage points to 24.3%.

Comments Volumes during the quarter continued to be affected by the weak aggregate consumption, and were influenced by record rains during June in Central Region of Chile. First preference, on the other hand, increased from 82.7% during Q2'01 to 85.3% during Q2'02. Additionally, the Company acquired a 50% stake of Compañia Cervecera Kunstmann S.A., improving CCU's position in the beer premium market.

BEER ARGENTINA

The devaluation of the Argentine peso distortions the results of the Argentine beer segment in Chilean GAAP due to the application of the Technical Bulletin 64 of the Chilean Institute of Accountants ("TB 64"). The TB 64 recognizes non-monetary assets -mainly fixed assets, inventories and goodwill- in Argentina in dollar terms. For this reason, the depreciation and amortization of those non-monetary assets must be done in dollars under Chilean GAAP. Therefore, all other items of the income statement are affected by the devaluation of the Argentine peso when translated to Chilean GAAP, with the exception of depreciation and amortization.

For a better understanding of the Argentine beer business' performance, we are also presenting its results in Argentine GAAP and local currency. To understand these figures is necessary to consider that the numbers from last year are price-level restated by a 1.96 factor to take into account the 96% variation in the wholesale price index, complying with Argentine GAAP. These results are presented in exhibits 3 and 4.

a) Argentine GAAP

Revenues decreased 24.9% to A$19.1 million (US$5.9million), due to 26.4% lower prices partially compensated by a 3.2% growth in volumes.

Operating Income decreased from a A$10.5 million (US$ 3.2 million) loss to a A$11.2 million (US$3.4million) loss as a result of lower revenues, higher cost of goods sold and SG&A as percentages of revenues.

EBITDA Cash generated from the operation reached a negative flow of A$2.6 million (US$0.8million) while EBITDA margin was -13.6%.

b) Chilean GAAP

Revenues decreased 60.2% to Ch$3,773 million (US$5.5 million), due to 60.2% lower prices measured in Chilean pesos and lower revenues of other products, partially compensated by a 3.2% growth in volumes.

Operating Income decreased from a Ch$3,192 million (US$4.6million) loss to Ch$3,962 million (US$5.8 million) loss as a result of lower revenues and a higher cost of goods sold and SG&A as percentages of revenues.

EBITDA Cash generated from the operation reached a negative flow of Ch$1,395 million (US$2.0 million) while EBITDA margin was -37.0%.

Comments In spite of the difficult economic and social situation in Argentina, beer volumes grew, increasing CCU Argentina market share from 11% in Q2'01 to 13% in Q2'02. This volume increase is partially explained by Budweiser's growth of 12.7% during the quarter, resulting from the price decrease of the one-liter returnable bottle to parity with Quilmes Cristal, and River Plate's sponsorship, one of the most popular soccer teams in Argentina.

SOFT DRINKS & MINERAL WATER

Revenues decreased by 3.6% to Ch$21,584 million (US$31.4 million) mainly due to 4.0% lower volumes. Specifically, soft drinks volume decreased 7.6%, partially compensated by increases of 25.0% and 4.3% in nectar and mineral water, respectively.

Operating Income decreased from Ch$242 million (US$0.4 million) in Q2'01 to Ch$124 million (US$0.2 million) this quarter, as a result of lower revenues and higher cost of goods sold as percentages of sales. Cost of goods sold increased as a percentage of sales by 1.1 points to 50.9% mainly due to higher salaries in the production process. SG&A decreased this quarter as a percentage of sales mainly as a result of lower salaries, partially offset by higher marketing expenses. Operating margin decreased from 1.1% in Q2'01 to 0.6% in Q2'02.

EBITDA Operating cash generation remained almost constant from Ch$2,896 million (US$4.2 million) to Ch$2,895 million (US$4.2 million) in Q2'02. Accordingly, EBITDA margin increased from 13.1% in Q2'01 to 13.4% this quarter.

Comments Soft drink volumes continued to be affected during the quarter by the weak aggregate consumption, and were influenced by record rains during June in the Central Region. Soft drinks' first preference, on the other hand, increased from 15.9% during Q2'01 to 17.8% during Q2'02. Mineral water's first preference increased from 68.4% in Q2'01 to 73.5% in Q2'02 and nectar Watt's first preference grow from 48.2% in Q2'01 to 52.5% in Q2'02. Additionally, in April the Company introduced a light version of Bilz and Pap with zero calories, increasing its presence in the soft drinks' low calories category.

WINE

Revenues increased by 8.0% to Ch$19,578 million (US$28.5 million) due to 15.5% higher volumes that were partially offset by 6.9% lower average prices. Export wine revenues grew 11.0%, comprising 11.3% higher volumes and 3.2% lower real prices in Chilean pesos due to the effect of higher bulk wine in the sales mix. Domestic wine revenues increased by 7.1%, comprising 20.2% increase in volumes and a 10.9% decrease in prices after passing to consumers lower raw material costs.

Operating Income increased by 16.8% to Ch$3,345 million (US$4.9 million) mainly as a result of higher revenues which were partially compensated by higher SG&A as a percentage of sales. Cost of goods sold increased 3.7%, however, as a percentage of sales decreased from 62.8% to 60.3% in Q2'02, mainly due to lower raw material costs. SG&A rose 13.9% mainly as a result of higher transportation expenses, and higher general expenses and salaries primarily originated by the direct sales force in Santiago. Accordingly, operating margin increased from 15.8% in Q2'01 to 17.1% in Q2'02.

EBITDA EBITDA increased by 16.5% to Ch$3,922 million (US$5.7 million) while EBITDA margin increased by 1.5 percentage points to 20.0%.

Comments Over the quarter the wine division continued growing its sales volume, especially in the domestic market due to the new direct sales force for Santiago implemented in May 2001. As a result, market share increased from 11.5% in April/May 2001 to 15.9% in April/May 2002, according to the last Nielsen measurement. In the export segment, Viña San Pedro wines received several medals in international wine contests in France, England and Japan.
RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the result of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used for the operation.

ROCE on a consolidated level for the twelve-month period ended June 30, 2002, was 8.8%, decreasing 0.2 percentage point when compared with year 2001. This decrease is mainly explained by the deterioration of the performance in Argentina and in the soft drinks segment, partially compensated by the better performance of the wine and Chilean beer businesses. Return on capital employed for the beer Chile segment was 20.2%, while in the soft drinks business was 11.1%. The wine business had a ROCE of 11.2% and beer in Argentina, given its negative results, obtained a negative return on capital employed.

(five tables to follow)

Note: Some immaterial reallocations have been made in certain 2001 figures in order to be consistent with 2002's accounting criteria.